VIA EDGAR

August 6, 2009

United States Securities and Exchange Commission

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Nationwide Financial Services, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 8, 2009
File No. 001-12785

Dear Mr. Rosenberg:

We have reviewed your letter dated July 23, 2009 to our response dated June 19, 2009 regarding the matter listed above. To facilitate your review, we have repeated your comments in bold, followed by our responses. Throughout this document Nationwide Financial Services, Inc. is referred to as the Company.

Form 10-K for the Fiscal Year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales, page 41

1.

Please refer to your response to prior comment one as it relates to the use of the term “sales”. It appears that the measure represents “adjusted statutory premiums and deposits”. Revise your disclosure to use this term or another similar or similarly titled measure commonly used in the insurance industry that would be more descriptive. Also, we repeat our request from our prior comment for you to included in your disclosure a reconciliation that starts with the amount of premiums and deposits as recognized by statutory accounting practices and provides the

One Nationwide Plaza	Nationwide Insurance
Columbus, OH 43215-2220	Nationwide Financial

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 6, 2009

quantified line items that adjust premium and deposits amounts to arrive at “sales” for each period presented. Please revise your disclosure accordingly.

As requested, the Company will revise the disclosure to use a term that is more descriptive. In future filings, beginning with the quarterly period ending September 30, 2009, the Company will replace the term “sales” with “new and renewal production premiums and deposits”. The Company believes that the term “new and renewal production premiums and deposits” is more descriptive and appropriate than “adjusted statutory premiums and deposits”. The Company believes the term “new and renewal production premiums and deposits” is more appropriate since the Company represents a holding company structure inclusive of both insurance and non-insurance entities. As such, and as noted in our previous filings, the Company incorporates both statutory premiums and deposits from insurance entities, as well as deposits on administration-only group retirement plans and the advisory services program sold through non-insurance entities in our “sales” production metric. In addition, although defined in various ways, many of our peers also use terms which incorporate the use of premiums and deposits (not associated with any GAAP income statement line items) as an operating measure of their business.

The Company believes that the description of “new and renewal production premiums and deposits”, as disclosed in previous filings, adequately describes how this metric is derived and represents a presentation consistent with our peers. The Company believes that providing a quantitative reconciliation from one production metric (e.g., statutory and non-statutory premiums and deposits) to another (e.g., adjusted statutory and non-statutory premiums and deposits) would not provide additional clarification or comparability with our peers.

The Company will include disclosures similar to the below in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

The Company regularly monitors and reports a sales production metric as a measure of the volume of new and renewal business generated in a period.

New and renewal production premiums and deposits are not derived from any specific GAAP income statement accounts or line items and should not be viewed as a substitute for any financial measure determined in accordance with GAAP, including sales as it relates to non-insurance companies. Management believes that the presentation of new and renewal production premiums and deposits enhances the understanding of the Company’s business and helps depict longer-term trends that may not be apparent in the results of operations due to differences between the timing of sales and revenue recognition.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 6, 2009

New and renewal production premiums and deposits, as reported by the Company, are stated net of internal replacements, which management believes provides a more meaningful disclosure of production in a given period. In addition, the Company’s definition of new and renewal production premiums and deposits excludes funding agreements issued under the Company’s MTN program; asset transfers associated with large case BOLI and large case retirement plan acquisitions; and deposits into Nationwide employee and agent benefit plans. Although these products contribute to asset and earnings growth, their production flows potentially can mask trends in the underlying business and thus do not provide meaningful comparisons and analyses.

For a limited time, the Company will also disclose that we previously referred to “new and renewal production premiums and deposits” as “sales”.

Note 6, Investments, page F-40

2.

In your response to prior comment four you included the weighted average percentage of fair value to cost for the non-investment grade securities. Please tell us in what filing you will start providing this information.

The Company made the following disclosure in Note 7 – Investments on page 31 of our Form 10-Q filing for the quarterly period ended June 30, 2009:

The weighted estimated fair value to amortized cost for non-investment grade fixed maturity securities that have an estimated fair value of less than 80% and have been in an unrealized loss position for more than one year was 55% and 64% as of June 30, 2009 and December 31, 2008, respectively.

The Company will continue to make this disclosure in future filings, as appropriate.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 6, 2009

*        *        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions, please call me at (614) 249-8246 or James D. Benson, Vice President – Controller, at (614) 249-6717.

Sincerely yours,

/s/ Timothy G. Frommeyer

Timothy G. Frommeyer
Senior Vice President – Chief Financial Officer

cc:	Mark R. Thresher, Nationwide Financial Services, Inc.
James D. Benson, Nationwide Financial Services, Inc.
Tom Daugherty, KPMG LLP